Exhibit 99.6

Interim consolidated financial statements of

Peak Gold Ltd.

March 31, 2008

(Unaudited)

Peak Gold Ltd.

March 31, 2008

Table of contents

Consolidated statements of operations, other comprehensive income and retained earnings	1

Consolidated balance sheets	2

Consolidated statements of cash flows	3

Notes to the consolidated financial statements	4-15

Peak Gold Ltd.

Consolidated statements of operations, other comprehensive income and retained earnings

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

	Three months ended March 31, 2008	Four months ended March 31, 2007
	$	$
Revenues	56,221	—
Operating expenses	(31,367)	—
Depreciation and depletion	(6,404)	—

Earnings from mine operations	18,450	—
Corporation administration (1)	(4,027)	(68)
Exploration	(944)	—

Earnings (loss) from operations	13,479	(68)
Other income (expense)
Interest and other income	1,967	14
Interest and finance fees	(79)	—
Loss on foreign exchange	(1,083)	—

Earnings (loss) before taxes	14,284	(54)
Income and mining taxes	(4,494)	—

Net earnings (loss) and other comprehensive income	9,790	(54)
Deficit, beginning of period	(8,864)	(33,149)

Retained earnings (deficit), end of period	926	(33,203)

(1) Stock option expense (a non-cash item included in corporation administration)	2,561	—

Earnings (loss) per share
Basic	0.01	(0.00)
Diluted	0.01	(0.00)

Weighted average number of shares outstanding (in thousands)
Basic	769,779	116,638
Diluted	770,036	116,638

See accompanying notes to the unaudited consolidated financial statements.

Peak Gold Ltd.

Consolidated balance sheets

(Expressed in thousands of U.S. dollars)

(Unaudited)

	March 31, 2008	December 31, 2007
	$	$
Assets
Current assets
Cash and cash equivalents	197,636	149,924
Short-term investments	—	32,440
Accounts receivable	20,618	18,123
Inventories and stockpiled ore (Note 6)	37,465	39,792
Prepaid expenses and other	1,856	1,624

	257,575	241,903

Mining interests (Note 7)	318,452	315,831
Intangible royalty asset (Note 9)	14,664	14,664

	590,691	572,398

Liabilities
Current liabilities
Accounts payable and accrued liabilities	20,186	22,835
Short-term borrowings	4,013	—
Income and mining taxes payable	6,567	4,960

	30,766	27,795

Reclamation and closure cost obligations	18,611	18,036
Future income and mining taxes	28,121	25,943
Employee benefits and other	3,470	3,253

	80,968	75,027

Shareholders’ equity
Common shares (Note 8 (b))	420,244	339,796
Special warrants (Note 8 (c))	—	104,166
Contributed surplus (Note 8 (b))	90,118	63,839
Accumulated other comprehensive loss	(1,566)	(1,566)
Retained earnings (deficit)	927	(8,864)

	509,723	497,371

	590,691	572,398

See accompanying notes to the unaudited consolidated financial statements.

Peak Gold Ltd.

Consolidated statements of cash flows

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended March 31, 2008	Four months ended March 31, 2007
	$	$
Operating activities
Net earnings (loss)	9,790	(54)
Items not involving cash
Unrealized foreign exchange loss	1,007	—
Depreciation and depletion	6,404	—
Stock option expense	2,561	—
Future income and mining taxes	1,420	—
Other	88	—
Change in non-cash working capital (Note 10)	(2,876)	51

	18,394	(3)

Investing activities
Mining interests	(7,122)	—
Acquisition, net of cash acquired	—	(39)
Proceeds from marketable securities	32,440	—

	25,318	(39)

Financing activities
Common shares issued on exercise of warrants/ options	—	356
Proceeds from short-term borrowings	4,000	—

	4,000	356

Increase in cash and cash equivalents	47,712	314
Cash and cash equivalents, beginning of period	149,924	321

Cash and cash equivalents, end of period	197,636	635

Cash and cash equivalents are comprised of
Cash	23,811	635
Short-term money market instruments	173,825	—

	197,636	635

Supplemental cash flow information (Note 10)

See accompanying notes to the unaudited consolidated financial statements.

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

1.	Description of business and nature of operations

The Company is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Amapari gold mine in Brazil and the Peak gold mine in Australia that were acquired in the second quarter of 2007. On March 31, 2008, the Company entered into a signed letter of agreement to complete a business combination with Metallica Resources Inc. and New Gold Inc. (refer to Note 5 (b)).

2.	Summary of significant accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements, except as in Note 3. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the thirteen months ended December 31, 2007, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of the management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at March 31, 2008 and results of operations, deficit and other comprehensive income and cash flows for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

3.	Changes in accounting policies

(a)	Capital disclosures and financial instruments - Disclosures and presentation

The Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

3.	Changes in accounting policies (continued)

(b)	Inventories

On January 1, 2008, the Company adopted Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a material impact on the Company’s consolidated financial position and results of operations for the period ended March 31, 2008.

4.	Financial instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged from 2007.

In the management of capital, the Company includes the components of shareholders’ equity and loans payable, as well as the cash and cash equivalents and short-term investments.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid, lower risk short-term interest-bearing investments with maturities 120 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current reporting period.

The Company does not have any borrowings or other financial instruments with covenants attached.

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

4.	Fair values of financial instruments (continued)

(b)	Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents and accounts receivable. Credit risk is primarily associated with trade receivables; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with trade receivables at March 31, 2008 is not considered to be high.

The Company’s cash and cash equivalents are held in large Canadian financial institutions. Short term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade rate. These investments mature at various dates over the current operating period.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 4 (a) of the unaudited consolidated financial statements.

Accounts payable and accrued liabilities are due within the current operating period.

The Company’s overall liquidity risk has not changed significantly from the prior year.

(d)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Australia, Brazil and Canada. The Company has not hedged its exposure to currency fluctuations.

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

4.	Fair values of financial instruments (continued)

(d)	Currency risk (continued)

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The sensitivity of the Company’s net earnings and other comprehensive income from these financial instruments due to fluctuations in the exchange rates between the U.S. dollar and the currencies noted below:

	March 31, 2008
	10% increase in the Australian dollar	10% decrease in the Australian dollar
	$	$
Net earnings and other comprehensive income	2,139	(2,614)

For the period ended March 31, 2008, a 10% fluctuation between the Brazilian real and Canadian dollar, relative to the U.S. dollar would not have a significant impact on net earnings and other comprehensive income.

(e)	Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk.

(f)	Commodity price risk

Profitability of the Company depends on metal prices for gold and copper. Gold and copper prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and copper-producing countries throughout the world.

A 10% change in commodity prices would impact the Company’s net earnings as follows:

Three months ended March 31, 2008
$
Gold price	4,800
Copper price	960

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

4.	Fair values of financial instruments (continued)

(g)	Financial assets and liabilities

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Prepaids, accounts receivable, and short-term borrowings are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The fair value of financial instruments traded in active markets (such as held-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values.

The Company’s financial instruments primarily consist of cash, short-term money market investments, accounts receivable, accounts payable and short-term borrowings.

For cash, short-term money market investments, and current accounts receivable and payable and short-term borrowings, carrying value is considered to be a reasonable approximation of fair value due to the short term nature of these instruments.

5.	Business combination

(a)	On February 15, 2007, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire Goldcorp’s Amapari mine in Brazil and Peak mine in Australia (the “Acquisition”). The Company completed the acquisition of the Amapari mine and the Peak mine on April 3, 2007 and April 27, 2007, respectively. In consideration for the acquisition of the Amapari and Peak mines, the Company issued to Goldcorp 155 million common shares with a value of $100 million and paid $200 million in cash, respectively.

The business combination has been accounted for as a purchase transaction, with the Company as the acquirer and the Amapari and Peak Mines as the acquiree. The results of the operations of the acquired assets are included in the consolidated financial statements of the Company from the dates of the Acquisition.

In order to finance the Acquisition and to provide working capital, the Company completed a financing of 435 million subscription receipts at a price of Cdn$0.75 per subscription receipt for net cash proceeds of approximately Cdn$309.9 million ($267.5 million) on April 3, 2007. The subscription receipts were immediately converted into units of the Company with each unit consisting of one common share of the Company and one-half of one common share purchase warrant, with each whole purchase warrant entitling the holder to purchase an additional common share of the Company at a price of Cdn$1.50 per share until April 3, 2012.

In conjunction with the acquisition, the Company issued as a transaction success fee 5 million common shares of the Company with a value of approximately $3.2 million to Endeavour Financial (“Endeavour”), a company in which a director of the Company was an officer. This amount has been recorded as an acquisition cost. In addition, the Company has capitalized cash transaction costs of approximately $1.8 million relating to the Acquisition.

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

5.	Business combination (continued)

(a)	(continued)

The final allocation of the assets and liabilities acquired is as follows:

$
Purchase price
Cash	200,000
Common shares	100,000
Acquisition costs	5,032

305,032

Net assets acquired
Cash and cash equivalents	11,212
Accounts receivable	4,391
Inventories and stockpiled ore	40,286
Mining interests	299,535
Intangible asset	14,664
Other	5,091
Current liabilities	(23,618)
Reclamation and closure cost obligations	(16,662)
Future income tax liabilities, net	(29,867)

305,032

For purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including the allocation of mining interests to depletable and non-depletable properties, and plant and equipment, based on management’s best estimates, and also taking into account all available information at the time of acquisition.

(b)	On March 31, 2008, the Company signed a letter agreement to complete a business combination (the “transaction”) with Metallica Resources Inc. and New Gold Inc. The combined company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil and Mexico, and development projects in Canada and Chile.

The transaction is subject to the completion of confirmatory due diligence, definitive documentation, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica Resources and Peak Gold and majority approval at a special meeting of the shareholders of New Gold. The obligations of Metallica Resources and Peak Gold are also conditional upon New Gold obtaining waivers or amendments to certain terms and conditions of its $237 million unsecured Series D notes (the “Notes”).

On May 8, 2008, New Gold announced that the resolution amending certain terms and conditions of the Notes has been approved by written resolution of holders of more than 62  2/3% of the Notes.

On May 12, 2008, the Company announced that it has signed a definitive agreement with Metallica Resources Ltd. and New Gold in connection with the business combination.

The transaction is expected to close on or about June 30, 2008.

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

6.	Inventories and stockpiled ore

	March 31, 2008	December 31, 2007
	$	$
Supplies	16,846	15,092
Work-in-process	5,189	7,505
Heap leach ore	11,957	12,254
Stockpiled ore	1,068	1,106
Finished goods	2,405	3,835

	37,465	39,792

7.	Mining interests

	March 31, 2008
	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$
Mining properties	194,635	3,331	191,304
Plant and equipment	148,042	20,894	127,148

	342,677	24,225	318,452

	December 31, 2007
	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$
Mining properties	190,163	2,687	187,476
Plant and equipment	144,641	16,286	128,355

	334,804	18,973	315,831

A summary of property by net book value is as follows:

	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	March 31, 2008	December 31, 2007
	$	$	$	$	$	$
Amapari	12,205	81,891	94,096	74,761	168,857	174,744
Peak	5,313	91,895	97,208	51,816	149,024	140,497
Corporate	—	—	—	571	571	590

	17,518	173,786	191,304	127,148	318,452	315,831

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

8.	Share capital

(a)	Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

(b)	Share capital

	Issued and fully paid common
	Number of shares	Amount	Contributed surplus
		$	$
Balance, November 30, 2006	115,051,396	25,313	59
Issued for cash in private placement (net of issue costs of $14,248)	435,000,000	209,689	57,673
Issued for acquisition (Note 5)	160,000,000	103,253	—
Exercise of stock options	1,290,000	175	(49)
Exercise of warrants	14,950,000	1,366	—
Stock option expense	—	—	6,156

Balance, December 31, 2007	726,291,396	339,796	63,839
Exercise of special warrants	147,723,334	80,448	23,718
Stock option expense (Note 8 (e))	—	—	2,561

Balance, March 31, 2008	874,014,730	420,244	90,118

(c)	Special warrants

On November 28, 2007, the Company completed a private placement financing of 147,723,334 Special Warrants at a price of Cdn$0.75 per Special Warrant for total gross proceeds at Cdn$110.8 million (US$111.8 million) and net proceeds after issue costs of Cdn$103.2 million (US$104.2 million). Each Special Warrant entitled the holder thereof to receive one unit of the Company, at no additional cost. Each unit comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire one additional share purchase warrant, at a price of Cdn$0.90 until November 28, 2012.

On February 28, 2008, the 147,723,334 Special Warrants outstanding at December 31, 2007 were converted into 147,723,334 common shares of the Company and 73,861,667 common share purchase warrants. The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share issue costs and contributed surplus. A fair value of approximately $0.32 for each warrant was calculated using the following assumptions: no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years.

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

8.	Share capital (continued)

(d)	Stock options

The Company has established a “rolling” stock option plan (the “Plan”) in compliance with the TSX Venture Exchange’s policy for granting stock options. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares. The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant.

	Number of options	Weighted average exercise price
		Cdn$
Balance, November 30, 2006	1,600,000	0.10
Exercised	(1,290,000)	0.10
Cancelled	(409,000)	0.93
Granted	21,595,000	0.92

Balance, December 31, 2007	21,496,000	0.91
Cancelled	(3,265,000)	0.93
Granted	12,410,000	0.62

Balance, March 31, 2008	30,641,000	0.79

The following table summarizes information about the stock options outstanding at March 31, 2008:

Options outstanding
Number of stock options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life
		Cdn$
310,000	310,000	0.10	3.0 years
17,521,000	5,840,333	0.93	4.0 years
400,000	200,000	0.65	1.4 years
5,092,000	1,697,333	0.63	4.9 years
7,318,000	2,439,333	0.62	5.0 years

30,641,000	10,486,999	0.79	4.4 years

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

8.	Share capital (continued)

(e)	Stock-based compensation

For the period ended March 31, 2008, the Company recorded $2.6 million as stock-based compensation expense and recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$0.37 using the following assumptions: no dividends are to be paid; volatility of 60%, risk free interest rate of 3.57%; and expected life of 3.5 years.

(f)	Warrants

A summary of the changes in warrants is presented below:

	Number of warrants	Weighted average exercise price
		Cdn$
Balance, November 30, 2006	14,950,000	0.10
Exercised	(14,950,000)	0.10
Issued	217,500,000	1.50

Balance, December 31, 2007	217,500,000	1.50
Issued	73,861,607	0.90

Balance, March 31, 2008	291,361,607	1.35

The following table summarizes information about warrants at March 31, 2008:

Number of warrants	Exercise prices	Expiry date
	Cdn$
217,500,000	1.50	April 3, 2012
73,861,667	0.90	November 28, 2012

291,361,667	1.35

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

8.	Share capital (continued)

(g)	Diluted earnings per share

The following table sets forth the computation of diluted earnings per share:

March 31, 2008
Earnings available to common shareholders	$9,790

(in thousands)
Basic weighted average number of shares outstanding	769,779
Effect of dilutive securities
Stock options	257

Diluted weighted average number of shares outstanding	770,036

Earnings per share
Basic	$0.01
Diluted	$0.01

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$0.59 for the period.

2008
Stock options	30,331,000
Share purchase warrants	291,361,661

9.	Intangible royalty asset

The asset relates to a royalty agreement between Amapari and a third party. Under the agreement, the Company receives 1% of gross revenues from iron ore mined by the third party on adjacent properties. The asset is amortized on a units-of-production basis which is measured by a portion of the third-party mine’s economically recoverable and proven ore reserves recovered during the period. As of March 31, 2008, no amortization has been taken as production under the terms of the agreement was minimal.

Peak Gold Ltd.

Notes to the consolidated financial statements

March 31, 2008

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

10.	Supplemental cash flow information

	Three months ended March 31, 2008	Four months ended March 31, 2007
	$	$
Change in non-cash working capital
Accounts receivable	(3,800)	(9)
Inventories and stockpiled ore	2,248	—
Accounts payable and accrued liabilities	(1,514)	60
Other	190	—

	(2,876)	51

Operating activities included the following payments
Income taxes paid	1,880	—

11.	Segmented information

The Company manages its operations by geographical location. Following the acquisitions of Amapari Mine and Peak Mines, management considers the Company to be operating in geographical segments. These reportable operating segments are summarized in the table below:

	Amapari Mine	Peak Mines	Other (1)	Total
	$	$	$	$
Three months ended March 31, 2008
Revenues	18,767	37,454	—	56,221
Depletion and depreciation	4,010	2,373	21	6,404
(Loss) earnings from operations	(327)	17,144	(3,338)	13,479
Total assets	218,777	194,958	176,956	590,691
Expenditures for mining interests	(2,152)	(4,968)	(2)	(7,122)

(1)	Other includes corporate balances and intercompany eliminations

Prior to the acquisition of the Amapari mine and Peak Mines, the Company had one reportable segment, being the acquisition of natural properties.